Exhibit 3.1

Execution Version

FIRST AMENDMENT

TO THE

TENNECO INC. CHANGE IN CONTROL

SEVERANCE BENEFIT PLAN FOR KEY EXECUTIVES

WHEREAS, Tenneco Inc. (the “Company”) maintains the Tenneco Inc. Change in Control Severance Benefit Plan for Key Executives, as amended and restated effective November 5, 2020 (the “Plan”);

WHEREAS, pursuant to the terms of the Plan, the Board of Directors of the Company has the authority to amend the Plan, subject to certain restrictions that are not currently applicable; and

WHEREAS, it is now desirable to amend the Plan to modify the provisions relating to COBRA (as defined in the Plan) benefits.

NOW, THEREFORE, the Plan is hereby amended, effective as of November 16, 2022, as follows:

1. Section 3.G of the Plan is hereby amended and restated in full to read as follows:

Benefits. The Key Executive and his or her eligible dependents, if any, shall continue to be covered by the health, life and long-term disability plans applicable to similarly-situated active employees as in effect from time to time and subject to the rules thereof for the period described below (such period, as applicable, the “Coverage Period”). For persons entitled to Executive Group I benefits, and their eligible dependents, the Coverage Period is three (3) years from his or her separation from service. For persons entitled to Executive Group II benefits, and their eligible dependents, the Coverage Period is two (2) years from his or her separation from service. For persons entitled to Executive Group III benefits, and their eligible dependents, the period is one (1) year from his or her separation from service. Notwithstanding anything to the contrary in this Section 3.G, if (x) the Company is unable to continue to cover Key Executive or Key Executive’s dependents under the terms of the applicable health, life and disability plans, (y) the Company cannot provide the benefit without violating applicable law (including, without limitation, Section 2716 of the Public Health Service Act), including the imposition of any excise tax or penalty under applicable law, or (z) any plan pursuant to which such benefits are provided is not, or ceases prior to the expiration of the Coverage Period to be, exempt from the application of Section 409A under Treasury Regulation Section 1.409A-1(a)(5), then, in any such case, the Key Executive shall be paid an amount in cash equal to the product of (A) the aggregate employer portion of the monthly insurance premium(s) for such coverages elected by the Key Executive for such year (as received by similarly-situated active employees, if applicable), grossed-up to offset the Key Executive’s additional income taxes, multiplied by (B) the number of months remaining in the Coverage Period, with such amount paid in a single cash lump sum within 30 days following a determination by the Company that continued benefit coverage can no longer be provided pursuant to clause (x), (y), or (z), above. For the avoidance of doubt, any appeals for benefits under this Section 3.G must be submitted to and administered by the Company’s Benefits Administration Committee.

2. Except as expressly set forth herein, the Plan shall remain unchanged and shall continue in full force and effect according to its terms.

[Signature Page Follows]

IN WITNESS WHEREOF, the Company has caused the Plan to be amended as set forth herein by its authorized officer.

TENNECO INC.

By:	/s/ Kaled Awada
Name:	Kaled Awada
Title:	Executive Vice President and Chief Human Resources Officer

[Signature Page to Plan Amendment]